UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GoAmerica, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

380 20R 30 4

(CUSIP Number)

CCP A, L.P.

650 Madison Avenue, 23rd Floor

New York, NY 10022

Attn: José E. Feliciano

Fax: (212) 610-9121

with a copy to:

Melainie K. Mansfield, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCP A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,764,464 shares (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 7,764,464 shares (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,764,464 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.5%
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 297,585 shares of Common Stock and 7,456,480 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clearlake Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,764,464 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,764,464 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,764,464 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.5%
14.	Type of Reporting Person (See Instructions) HC, IA

(1)

Includes 297,585 shares of Common Stock and 7,456,480 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG Operations, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,044,928 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,044,928 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,044,928 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.1%
14.	Type of Reporting Person (See Instructions) HC, OO

(1)

Includes 297,585 shares of Common Stock and 7,736,944 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven C. Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,044,928 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,044,928 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,044,928 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.1%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes 297,585 shares of Common Stock and 7,736,944 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) José E. Feliciano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,044,928 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,044,928 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,044,928 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.1%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes 297,585 shares of Common Stock and 7,736,944 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (as amended on October 17, 2007 the “Schedule 13D”) of CCP A, L.P. (“CCP A”), Clearlake Capital Partners, LLC (“Clearlake Capital Partners”), CCG Operations, LLC (“CCG Operations”), Steven C. Chang and José E. Feliciano filed with the Securities and Exchange Commission on August 1, 2007. This Amendment relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of GoAmerica, Inc. (“GoAmerica” or “Issuer”). The principal executive offices of the Issuer are 433 Hackensack Avenue, Hackensack, NJ 07601.

Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 12, 2007, the Issuer entered into an amended and restated stock purchase arrangement with CCP A (as amended, the “Amended and Restated Stock Purchase Agreement”), and on January 10, 2008, the Issuer entered into an amendment to the amended and restated stock purchase agreement with CCP A and Clearlake Capital GoAmerica Coinvestment, LLC (“Clearlake Coinvestment”), adding Clearlake Coinvestment as a party. Clearlake Coinvestment is managed by Clearlake Capital Group, L.P. (“CCG”), and CCG Operations is the general partner of CCG. On January 10, 2008, pursuant to the Amended and Restated Stock Purchase Agreement, the Issuer issued to CCP A 7,166,345 shares of Series A Preferred Stock for an aggregate purchase price of $37,050,002.53 and issued to Clearlake Coinvestment 280,464 shares of Series A Preferred Stock for an aggregate purchase price of $1,450,000.00. The funds for such purchases were obtained from the working capital of CCP A and Clearlake Coinvestment, respectively. A copy of the Amended and Restated Stock Purchase Agreement is attached to this Amendment as Exhibit 7.10.

ITEM 4.	PURPOSE OF TRANSACTION.

The proceeds of the Series A Preferred Stock acquired by CCP A and Clearlake Coinvestment on January 10, 2008, were used to finance, in part, the Issuer’s acquisition (the “Acquisition”) of the assets of Verizon’s TRS division, and the merger of a wholly-owned subsidiary of the Issuer with and into Hands On Video Relay Services, Inc. (the “Merger”).

Pursuant to the terms of the Series A Preferred Stock, CCP A and Clearlake Coinvestment have, as the sole holders of the Series A Preferred Stock, exercised their right to appoint two directors to the Issuer’s Board of Directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Based upon information provided by the Issuer, as of January 10, 2008, there were 17,077,438 shares of Common Stock issued and outstanding (assuming conversion of all the issued and outstanding shares of Series A Preferred Stock). As of the date of this Amendment, CCP A holds a total of 297,585 shares of Common Stock and 7,456,480 shares of Series A Preferred Stock, and, in addition, Clearlake Coinvestment holds 280,464 shares of Series A Preferred Stock. The Series A Preferred Stock accrues a cumulative cash dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

Thus, as of the date of this Amendment, for the purposes of Reg. Section 240.13d-3, CCP A and Clearlake Capital Partners may be deemed to beneficially own approximately 7,764,464 shares of Common Stock, or 45.5% of the shares of Common Stock deemed issued and outstanding as of that date, and the other Reporting Persons may be deemed to beneficially own approximately 8,044,928 shares of Common Stock, or 47.1% of the shares of Common Stock deemed issued and outstanding as of that date.

The table below sets forth the transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by CCP A or any other Reporting Person, or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, since the filing of Amendment No. 1 to the Schedule 13D as of October 17, 2007, which were effected in ordinary brokerage transactions:

Date	Quantity (shares of Common Stock)	Price Per Share
November 6, 2007	500	$5.75
November 6, 2007	150	$5.76
November 6, 2007	200	$5.77
November 6, 2007	3700	$5.80
November 6, 2007	502	$5.81
November 6, 2007	200	$5.82
November 6, 2007	100	$5.83
November 6, 2007	148	$5.88
November 6, 2007	100	$5.93
November 6, 2007	2000	$5.95
November 6, 2007	800	$5.96
November 6, 2007	600	$5.97
November 6, 2007	700	$5.98
November 6, 2007	300	$5.99
November 6, 2007	5431	$6.00
November 6, 2007	1100	$6.01
November 6, 2007	900	$6.02
November 6, 2007	169	$6.03
November 6, 2007	1000	$6.05
November 6, 2007	1300	$6.06
November 6, 2007	300	$6.07
November 6, 2007	100	$6.08
November 6, 2007	3653	$6.10
November 6, 2007	47	$6.11

Since the filing of Amendment No. 1 to the Schedule 13D as of October 17, 2007, the only transaction relating to Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common involving any Reporting Persons, which was not effected in an ordinary brokerage transaction, was the transaction on January 10, 2008, pursuant to the Amended and Restated Stock Purchase Agreement, whereby the Issuer issued to CCP A 7,166,345 shares of Series A Preferred Stock for an aggregate purchase price of $37,050,002.53 and issued to Clearlake Coinvestment 280,464 shares of Series A Preferred Stock for an aggregate purchase price of $1,450,000.00.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth herein or in the Amended and Restated Stock Purchase Agreement (as shown on Exhibit 7.10), Amendment No. 1 to Amended and Restated Stock Purchase Agreement (as shown on Exhibit 7.11), the Second Lien Credit Agreement (as shown on Exhibit 7.12, the “Second Lien Credit Agreement”), the Amended and Restated Investor Rights Agreement (as shown on Exhibit 7.13, the “Amended and Restated Investor Rights Agreement”), the Second Lien Guaranty and Security Agreement (as shown on Exhibit 7.14, the “Second Lien Guaranty and Security Agreement”), which are incorporated herein by reference, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Item 4 of this Schedule 13D.

Amended and Restated Stock Purchase Agreement

On September 12, 2007, the Issuer entered into the Amended and Restated Stock Purchase Agreement with CCP A. Under the agreement, CCP A agreed to purchase 7,446,809 shares of Series A Preferred Stock at a price of $5.17 per share upon the consummation of the Acquisition and the Merger.

Amendment No. 1 to Amended and Restated Stock Purchase Agreement

On January 10, 2008, the Issuer entered into Amendment No. 1 to Amended and Restated Stock Purchase Agreement with CCP A and Clearlake Coinvestment. Under the agreement, Clearlake Coinvestment agreed to purchase 280,464 of the shares of Series A Preferred Stock originally allocated to CCP A under the Amended and Restated Stock Purchase Agreement.

Second Lien Credit Agreement:

On January 10, 2008, the Issuer entered into a Second Lien Credit Agreement with the Lenders party thereto, and CCG, as Administrative Agent. Under the Second Lien Credit Agreement, the Lenders party thereto extended a loan in the aggregate principal amount of $30,000,000.00 to the Issuer, subject to the satisfaction of certain conditions. All obligations under the Second Lien Credit Agreement are secured by the Second Lien Guaranty and Security Agreement. The maturity date of the loan is January 10, 2015.

Amended and Restated Investor Rights Agreement:

On January 10, 2008, the Issuer entered into an Amended and Restated Investor Rights Agreement with the Clearlake Investors party thereto, and the HOVRS Parties party thereto. The Amended and Restated Investor Rights Agreement provides CCP A and Clearlake Coinvestment with certain demand, shelf and piggyback registration rights. The Issuer is responsible for the expenses in connection with exercises of any of the foregoing registration rights. In addition, under the terms of the Amended and Restated Investor Rights Agreement, CCP A and Clearlake Coinvestment have preemptive rights in the event the Issuer issues any new equity securities.

Second Lien Guaranty and Security Agreement:

On January 10, 2008, the Issuer and certain of its subsidiaries entered into a Guaranty and Security Agreement with CCG, as Administrative Agent, in order to secure the Issuer’s obligations under the Second Lien Credit Agreement. The Second Lien Guaranty and Security Agreement creates a lien on substantially all of the assets of the Issuer and the subsidiaries party to the agreement in favor of CCG.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.10 Amended and Restated Stock Purchase Agreement, dated as of September 12, 2007.

Exhibit 7.11 Amendment No. 1 to Amended and Restated Stock Purchase Agreement, dated as of January 10, 2008.

Exhibit 7.12 Second Lien Credit Agreement, dated as of January 10, 2008.

Exhibit 7.13 Amended and Restated Investor Rights Agreement, dated as of January 10, 2008.

Exhibit 7.14 Second Lien Guaranty and Security Agreement, dated as of January 10, 2008.

[Signature Pages Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2008	CCP A, L.P., a Delaware limited partnership

	By:	Clearlake Capital Partners, LLC
	Its:	General Partner

	By:	CCG Operations, LLC
	Its:	Managing Member

Clearlake Capital Partners, LLC

	By:	CCG Operations, LLC
	Its:	Managing Member

CCG Operations, LLC Each of the above by:

/s/ Behdad Eghbali
Name: Behdad Eghbali Its: Authorized Person

STEVEN CHANG

/s/ Steven Chang
Name: Steven Chang

JOSÉ FELICIANO

/s/ José Feliciano
Name: José Feliciano